AGIC Equity & Convertible Income Fund                                                            Annual Shareholder
July 31, 2010 (unaudited)                                                                                       Meeting Results

The Fund held its annual meeting of shareholders on July 21, 2010. Common shareholders voted as indicated below:

	Affirmative	Withheld Authority
Re-election of Paul Belica – Class III to serve until 2013	20,373,540	431,257
Re-election of R. Peter Sullivan III – Class III to serve until 2013	20,383,082	421,714
Election of Alan Rappaport – Class I to serve until 2011	20,393,694	411,102
Election of James A. Jacobson – Class II to serve until 2012	20,389,533	415,263

Messrs. Hans W. Kertess, John C. Maney† and William B Ogden, IV continue to serve as Trustees of the Fund.
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†Interested Trustee